Filed pursuant to Rule 424(b)(3)

Registration No. 333-115153

Prospectus

CITADEL BROADCASTING CORPORATION

$142,570,000

Principal Amount

1.875% Convertible Subordinated Notes due 2011

and

Common Stock Issuable Upon Conversion of the Notes

We issued $330,000,000 in principal amount of these notes in a private placement in February 2004. Of that amount, notes in the aggregate principal amount of $187,430,000 have been offered and sold under our prospectus dated May 12, 2004, and notes in the aggregate principal amount of $142,570,000 are being offered under this prospectus.

This prospectus relates to the offer and sale from time to time by each of the selling securityholders identified in this prospectus of their notes and the common stock issuable upon conversion of their notes at fixed prices, market prices prevailing at the time of sale, varying prices determined at the time of sale or at negotiated prices. The selling securityholders may sell the notes or the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts or commissions. We will not receive any proceeds from this offering.

We sold the notes at an issue price of 100% of the principal amount of the notes to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act of 1933.

We pay interest on the notes on February 15 and August 15 of each year. The notes will mature on February 15, 2011.

We may redeem the notes at any time prior to maturity if the price of our common stock reaches certain levels, at prices described in this prospectus. Holders may require us to repurchase all or part of their notes upon a fundamental change (as described in this prospectus), at a price equal to 100% of the principal amount of the notes plus accrued interest up to, but not including, the date of repurchase.

Holders may surrender their notes for conversion into shares of our common stock at the conversion price (initially $25.50 per share of our common stock, subject to any adjustments) at any time on or prior to February 15, 2011.

The notes are subordinated to our existing and future senior indebtedness. The notes are effectively subordinated to all indebtedness and other liabilities of our subsidiaries. Our common stock is listed on the New York Stock Exchange under the symbol “CDL”. On April 11, 2005, the last reported sale price of our common stock on the New York Stock Exchange was $13.98 per share. The notes are eligible for trading in The PortalSM Market (PORTAL), a subsidiary of The Nasdaq Stock Market, Inc.

Investing in the notes involves risks. You should carefully consider the “ Risk Factors” in our Form 10-K for the year ended December 31, 2004, our subsequently filed public reports and in this prospectus beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 12, 2005.

You should rely only on the information incorporated by reference into this prospectus or contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus and information incorporated by reference into this prospectus may only be used where it is legal to sell these securities. The information in this prospectus and information incorporated by reference into this prospectus may only be accurate as of the date of such documents.

As permitted under the rules of the Securities and Exchange Commission, this prospectus incorporates important business information about Citadel Broadcasting Corporation that is contained in documents that we file with the Securities and Exchange Commission but that is not included in or delivered with this prospectus. You may obtain copies of these documents, as well as obtain copies of documents incorporated by reference into this prospectus, without charge, from the website maintained by the Securities and Exchange Commission at www.sec.gov or upon written or oral request to the Corporate Secretary, Citadel Broadcasting Corporation, City Center West, Suite 400, 7201 West Lake Mead Blvd., Las Vegas, Nevada 89128, (702) 804-5200. See “Where You can Find More Information.”

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated into this prospectus by reference. This summary is not complete and does not contain all the information that you should consider before investing in the notes. You should read the entire prospectus carefully, including the documents that are incorporated by reference into this prospectus, before making an investment decision.

Our Business

Citadel Broadcasting Corporation is the fifth largest radio broadcasting company in the United States based on net broadcasting revenue. As of February 28, 2005, we owned and operated 155 FM and 58 AM radio stations in 47 markets located in 24 states across the country. We have a well-clustered radio station portfolio that is diversified by programming formats, geographic regions, audience demographics and advertising clients. We rank first or second in audience share in 31 of our 45 rated markets. Our top 25 markets accounted for approximately 78% of our 2004 revenue.

Our Address and Telephone Number

Our principal executive offices are located at City Center West, Suite 400, 7201 West Lake Mead Boulevard, Las Vegas, Nevada 89128 and our telephone number at that address is (702) 804-5200. Our World Wide Web site address is www.citadelbroadcasting.com. The information in our website is not part of this prospectus and is not incorporated by reference.

The Offering
Notes	$142,570,000 aggregate principal amount of our 1.875% Convertible Subordinated Notes due February 15, 2011.

Interest Payable	We pay interest on the notes semiannually on February 15 and August 15 of each year. The first interest payment date on the notes was August 15, 2004. The notes accrue interest at a rate of 1.875% per annum.

Maturity	February 15, 2011.

Conversion	Holders may convert their notes into our common stock at a conversion rate of 39.2157 shares of common stock per $1,000 principal amount of notes, equal to a conversion price of $25.50 per share. The ability to surrender notes for conversion will expire at the close of business on February 15, 2011.

Ranking	The notes are unsecured obligations subordinated to all of our existing and future senior indebtedness (as defined herein). The notes are also effectively subordinated to all indebtedness of our subsidiaries. The indenture for the notes does not restrict the incurrence of indebtedness, including senior indebtedness, by us.

Provisional Redemption

We may redeem the notes, in whole or in part, at any time before February 15, 2011, at a redemption price equal to $1,000 in cash per $1,000 principal amount of notes to be redeemed plus the additional “make whole” payment described below if:

•      the closing price of our common stock has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of the mailing of the provisional redemption notice, and

•      the shelf registration statement covering resales of the notes and the common stock issuable upon conversion of the notes is effective and available for use and is expected to remain effective and available for use for the 30 days following the provisional redemption date, unless registration is no longer required.

Upon any provisional redemption, we will make an additional “make whole” payment in cash or common stock or a combination thereof with respect to the notes called for redemption. The “make whole” amount per $1,000 principal amount of notes will equal $165 less any interest actually paid on the notes from the date of issuance through the redemption date. We will be obligated to make this additional “make whole” payment on all notes called for provisional redemption, including any notes converted after the redemption notice date and before the provisional redemption date. See “Description of Notes—Provisional Redemption”.

Repurchase at the Option of the Holder Upon a Fundamental Change	If a fundamental change (as defined in the “Description of Notes—Repurchase at Option of Holder Upon a Fundamental Change”) occurs, you will have the right, at your option, subject to the rights of holders of senior indebtedness, to require us to repurchase all or a portion of your notes at a purchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to the date of repurchase. Such repurchase payment may be made, at our election, in cash or common stock, or a combination thereof.

Events of Default	If there is an event of default on the notes, the principal amount of the notes plus accrued interest may be declared immediately due and payable. See “Description of Notes—Events of Default”.

Use of Proceeds	We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the common stock issuable upon conversion of the notes.

DTC Eligibility	The notes were issued in book-entry form and are represented by permanent global certificates deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company, or DTC, in New York, New York. Beneficial interests in any such global notes are shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. See “Description of Notes—Book-Entry Delivery and Form”.

Trading	The notes are eligible for trading in PORTAL. Our common stock is traded on the New York Stock Exchange under the symbol “CDL”.

Unless we specifically state otherwise, the information in this prospectus:

•      excludes any shares of common stock issuable upon the conversion of any notes; and

•      excludes approximately 9.1 million shares of common stock issuable upon the exercise of stock options outstanding as of February 28, 2005, which had a weighted average exercise price of approximately $10.55 per share.

In addition, unless we specifically state otherwise, the number of shares of our common stock outstanding in this prospectus is based on the number of shares of our common stock outstanding as of February 28, 2005.

RISK FACTORS

You should carefully consider the risks described in our Form 10-K for the year ended December 31, 2004, our subsequent SEC filings and the risks described below, as well as other information about the offering and our business that is included in or incorporated by reference into this prospectus, before making an investment decision regarding the notes. This prospectus and the information incorporated by reference contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those contained in the forward-looking statements. See “Forward-Looking Statements.” Factors that may cause such differences include those discussed below as well as those discussed elsewhere in this prospectus and in the documents incorporated by reference into this prospectus. The value of your investment may increase or decrease due to any of these risks.

The notes rank below our current and future senior indebtedness, and we may be unable to repay our obligations under the notes.

The notes are unsecured and are subordinated in right of payment to all of our current and future senior indebtedness. Because the notes are subordinate to our senior indebtedness, if we experience:

•	a bankruptcy, liquidation or reorganization;

•	an acceleration of the notes due to an event of default under the indenture; or

•	other specified events;

we will be permitted to make payments on the notes only after we have satisfied all of our senior indebtedness obligations currently outstanding or which we may incur in the future. Therefore, we may not have sufficient assets remaining to pay amounts due on any or all of the notes. See “Description of Notes—Subordination”.

The indenture for the notes does not limit our ability to incur additional senior indebtedness or senior subordinated debt, to create liens on any of our assets or to issue dividends. We may have difficulty paying what we owe under the notes if we incur additional senior indebtedness. As of December 31, 2004, we had outstanding $286.0 million of senior indebtedness, in addition to the $330.0 million principal amount of the notes. Under our credit facility, as of December 31, 2004, we may borrow up to an additional $314.0 million under the revolving portion of our credit facility, excluding $2.2 million in outstanding letters of credit. All of these additional borrowings would be senior indebtedness. We may reborrow under our revolving credit facility as needed to fund our working capital needs, for general corporate purposes and to fund the acquisitions of additional radio stations.

Because of our holding company structure, the notes are effectively subordinated to the obligations of our subsidiaries.

Because we are a holding company and our assets consist primarily of our equity interests in our operating subsidiaries, our obligations on the notes are effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries or any subsidiaries we may in the future acquire or establish, including trade payables. None of our subsidiaries has guaranteed or otherwise become obligated with respect to the notes. In a bankruptcy, liquidation or reorganization, claims of creditors of our subsidiaries, including trade creditors, will generally have priority as to the assets of our subsidiaries over our claims and claims of the holders of our indebtedness, including the notes.

We are a holding company and depend on our operating subsidiaries for cash to make payments on the notes.

All of our revenues are generated by our subsidiaries. As a result, we depend upon dividends, incidental expense reimbursement and intercompany transfer of funds from our subsidiaries to meet our payment obligation on the notes. Failure by our subsidiaries to generate sufficient cash flow or restrictions on our subsidiaries’ ability to make cash transfers to us will impair our ability to meet our obligations under the notes.

We may not have sufficient funds to repay the notes at maturity or if we experience a fundamental change.

At maturity, the entire outstanding principal amount of the notes will become due and payable. In addition, if we experience a fundamental change as defined under the indenture governing the notes, a holder of notes will have the right, subject to certain conditions and restrictions, to require us to repurchase some or all of the notes at a purchase price equal to 100% of the principal amount of the notes plus any accrued and unpaid interest to the repurchase date. At maturity or upon a fundamental change, we may not have sufficient funds or may be unable to arrange for additional financing to pay the principal amount due. See “Description of Notes”. If the maturity date or fundamental change occurs at a time when our other arrangements prohibit us from repaying the notes, we could try to obtain the consent of the lenders under those arrangements, or we could attempt to refinance the borrowings that contain the restrictions. The covenants governing our credit agreement restrict us from making any payment or prepayment (including as a result of a fundamental change) or redeeming or otherwise purchasing the notes other than through the issuance of common stock. Although we have the option to repurchase notes that holders elect to have repurchased following a fundamental change through the issuance of common stock, we may not have sufficient authorized and unissued shares to effect the repurchase with such shares. In addition, any future borrowing arrangements or agreements relating to senior indebtedness to which we become a party may contain restrictions on, or prohibitions against, our repayment of the notes. If we do not obtain the necessary consents or refinance these borrowings, we will be unable to repay the notes. In that case, our failure to repay the notes due upon maturity or upon a fundamental change would constitute an event of default under the indenture. Any default, in turn, may cause a default under the terms of our senior indebtedness. As a result, in those circumstances, the subordination provisions of the indenture would, absent a waiver, prohibit any repayment of the notes until we pay the senior indebtedness in full.

We are controlled by affiliates of Forstmann Little & Co., whose interests may conflict with those of our other stockholders.

Forstmann Little & Co. Equity Partnership-VI, L.P., Forstmann Little & Co. Equity Partnership-VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P. and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P., which we refer to as the Forstmann Little partnerships, own approximately 62% of our outstanding common stock as of February 28, 2005. Accordingly, they will be able to:

•	elect our entire board of directors;

•	control our management and policies; and

•	determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets.

They will also be able to prevent or cause a change in control of us and amend our certificate of incorporation and bylaws at any time.

Theodore J. Forstmann is the senior partner of, Gordon A. Holmes is a general partner of, and Sandra J. Horbach is a limited partner of Forstmann Little & Co. Messrs. Forstmann and Holmes and Ms. Horbach serve as members of our board of directors. Our chairman and chief executive officer Farid Suleman is a special limited partner of Forstmann Little & Co. and also provides advice and consulting services to Forstmann Little & Co. Two other directors, Michael A. Miles and J. Anthony Forstmann are special limited partners of Forstmann Little & Co. Mr. Miles also serves on the Forstmann Little advisory board and is an investor in certain portfolio companies of Forstmann Little. J. Anthony Forstmann is the brother of Theodore J. Forstmann. As a result of these relationships, when conflicts between the interests of the Forstmann Little partnerships and the interests of our other stockholders arise, these directors and officers may not be disinterested. Under Delaware law, although our directors and officers have a duty of loyalty to us, transactions that we enter into in which a director or officer has a conflict of interest are generally permissible so long as the material facts as to the director’s or officer’s relationship or interest and as to the transaction are disclosed to our board of directors and a majority of our disinterested directors approves the transaction, or the transaction is otherwise fair to us.

The interests of the Forstmann Little partnerships may conflict with the interests of our other stockholders.

The trading value of the notes could be affected by the price of our common stock and other factors; our stock price could be volatile and could drop unexpectedly.

Our common stock has been publicly traded since August 2003. The market price of our common stock has been subject to fluctuations since the date of our initial public offering. The stock market has from time to time experienced price and volume fluctuations that have affected the market prices of securities. In addition, since our common stock may be less liquid than other stocks whose ownership is less concentrated, these fluctuations may be larger than for the stock of other companies with greater liquidity. As a result of these factors, the market price of our common stock could materially decline, regardless of our operating performance. The trading price of the notes is, in part, expected to be a function of the market price of our common stock.

Existing stockholders may sell their common stock, which could adversely affect the market price of our common stock.

Sales of a substantial number of shares of common stock into the public market after this offering, or the perception that these sales could occur, could materially and adversely affect our stock price. As of February 28, 2005, there were 122,780,519 shares of our common stock outstanding. Of these shares, 45,183,300 shares are freely tradable without restriction or further registration under the federal securities laws unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act of 1933. As of February 28, 2005, 77,597,219 shares of our common stock were “restricted securities” as that term is defined in Rule 144. A significant amount of these shares are subject to resale restrictions under our stockholder’s agreements. We have granted to the Forstmann Little partnerships six demand rights to cause us, at our expense, to file a registration statement under the Securities Act covering resales of the shares of common stock held by them. As restrictions on resale end or as these stockholders exercise their registration rights, the market price of our stock could decline if the holders of restricted shares sell them or are perceived by the market as intending to sell them.

In addition, the notes are convertible into 12,941,181 shares of common stock, which, upon issuance, will be freely tradeable under the registration statement of which this prospectus is a part.

A liquid trading market for the notes may not be sustained.

The notes are not listed on any securities exchange or quoted through the National Association of Securities Dealers Automated Quotation System. The liquidity of any market for the notes depends on the number of holders of the notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. If a liquid trading market fails to be sustained for the notes, the trading price of the notes could decline significantly.

The notes are not rated.

The notes are not rated, and we believe that it is unlikely that the notes will be rated. Lack of a rating may reduce the trading volume, increase the volatility or depress the price of the notes. If, on the other hand, one or more rating agencies rate the notes and assign the notes a rating lower than the rating expected by investors, or reduce their rating in the future, the market price of our notes and our common stock could be harmed.

We do not currently intend to pay dividends on our common stock.

While dividends can represent one element of an investment return on our common stock, you should not anticipate receiving any dividends with respect to our shares of common stock issuable upon conversion of the notes, as we do not anticipate paying any dividends on shares of our common stock. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Our credit facility limits our ability to pay dividends and make distributions to our stockholders.

The price at which our common stock may be purchased on the New York Stock Exchange is currently lower than the conversion price of the notes and may remain lower in the future.

Prior to electing to convert notes, the note holder should compare the price at which our common stock is trading on the New York Stock Exchange to the conversion price of the notes. Our common stock trades on the New York Stock Exchange under the symbol “CDL”. On April 11, 2005, the last reported sale price of our common stock as reported by the New York Stock Exchange was $13.98 per share. The initial conversion price of the notes is $25.50 per share. The market prices of our securities are subject to significant fluctuations. Such fluctuations, as well as economic conditions generally, may adversely affect the market price of our securities, including our common stock and the notes.

FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference into this prospectus contain, in addition to historical information, statements by us with regard to our expectations as to financial results and other aspects of our business that involve risks and uncertainties and may constitute forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended.

Forward-looking statements, including certain pro forma information, are presented for illustrative purposes only and reflect our current expectations concerning future results and events. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws, including any projections of earnings, revenues or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new services or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing.

You can identify these forward-looking statements by our use of words such as “anticipates,” believes,” “continues,” “expects,” “intends,” “likely,” “may,” “opportunity,” “plans,” “potential,” “project,” “will,” and similar expressions to identify forward-looking statements, whether in the negative or the affirmative. We cannot guarantee that we actually will achieve these plans, intentions or expectations. These forward-looking statements are subject to risks, uncertainties and other factors, some of which are beyond our control, which could cause actual results to differ materially from those forecast or anticipated in such forward-looking statements.

Although we believe that statements concerning the level of success of our operating initiatives and strategy and the expectations reflected in our forward-looking statements are reasonable and are based upon reasonable assumptions, we cannot assure you that our goals will be achieved. The pro forma information reflects adjustments and is presented for comparative purposes only and does not purport to be indicative of what has occurred or of future operating results or financial position. These risks, uncertainties and factors include, but are not limited to the factors described under the heading “Risk Factors” in this prospectus and some of the documents incorporated by reference in this prospectus.

You should not place undue reliance on any forward-looking statements, which reflect our view only as of the date of this prospectus or as of the date of the document being incorporated by reference into this prospectus, as applicable. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we assume no obligation to update or revise them or provide reasons why actual results may differ. We undertake no obligation to update these statements or publicly release the result of any revision(s) to these statements to reflect events, whether anticipated, or circumstances after the date of this prospectus or such document.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose, “earnings” means income (loss) before income tax (benefit) expense plus fixed charges. “Fixed charges” means total interest incurred on outstanding debt (whether capitalized or expensed), including amortization of deferred financing costs, plus an estimate of interest within rental expense and dividends required on outstanding preference securities. For the year ended December 31, 2000 and the period from January 1 through June 25, 2001, our predecessor company’s earnings were insufficient to cover fixed charges by approximately $38.9 million and $152.2 million, respectively. For the period from June 26, 2001 through December 31, 2001, and the years ended December 31, 2002 and 2003, earnings were insufficient to cover fixed charges by approximately $84.4 million, $103.4 million, and $61.6 million, respectively. The ratio of earnings to fixed charges for the year ended December 31, 2004 was approximately 1.5.

USE OF PROCEEDS

We will not receive any proceeds from the sale by any selling securityholder of the notes or the common stock issuable upon conversion of the notes.

DESCRIPTION OF NOTES

The notes were issued under an indenture dated as of February 18, 2004, between us and The Bank of New York, as trustee. A copy of the indenture has been filed as an exhibit to the registration statement of which this prospectus forms a part. The statements under this section relating to the indenture and the notes are general summaries highlighting important features of the indenture and the notes and do not purport to be complete. We use in the summaries terms that are defined in the indenture and are qualified in their entirety by express reference to the indenture. The terms of the notes also include those made a part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

General

The notes are our general unsecured obligations limited to an aggregate principal amount of $330 million. The notes bear interest from the closing date (February 18, 2004) at 1.875%,

mature on February 15, 2011 (unless earlier redeemed at our option under limited circumstances, converted into common stock at the option of the holder or repurchased by us at the option of the holder under limited circumstances) and are our subordinated obligations. Interest is payable semiannually on February 15 and August 15 of each year to the registered holders of record on the preceding February 1 and August 1, respectively. The first interest payment date on the notes was August 15, 2004. Interest is calculated on the basis of a 360-day year of twelve 30-day months.

See “—Book-Entry Delivery and Form” for information regarding the form, documents and mechanics for transferring the notes.

The indenture does not contain any restrictions on the payment of dividends or the repurchase of our securities or any financial covenants. The indenture does not contain any covenants or other provisions to afford protection to holders of notes in the event of a highly leveraged transaction or a change in control of Citadel except to the extent described under “—Repurchase at Option of Holder Upon a Fundamental Change”.

We are a holding company with no operations of our own. Our ability to pay our obligations under the notes depends upon our ability to obtain cash dividends or obtain loans from our subsidiaries or receive interest and principal on amounts loaned to our subsidiaries. We and our operating subsidiaries are separate and distinct legal entities and our operating subsidiaries have no obligation, contingent or otherwise, to pay or guarantee our obligations under the notes or to pay any dividends or make any other distributions to us.

Conversion Rights

You have the option to convert any portion of the principal amount of any note that is an integral multiple of $1,000 into shares of our common stock at any time at a conversion price of $25.50 per share on or prior to the close of business on the maturity date, unless the notes have been previously redeemed or repurchased. Your right to convert a note called for redemption will terminate at the close of business on the second business day prior to the redemption date, unless we default in making payment due upon redemption.

The right of conversion attaching to any note may be exercised:

•	if such note is represented by a global security, by book-entry transfer to the conversion agent, which will initially be the trustee, through the facilities of DTC; or

•	if such note is represented by a definitive note, by delivery of such note at the specified office of the conversion agent, accompanied, in either case, by a duly signed and completed notice of conversion and appropriate endorsements and transfer documents if required by the conversion agent.

The conversion date shall be the date on which the note and all of the items required for conversion shall have been so delivered and the requirements for conversion have been met. A holder delivering a note for conversion will be required to pay any taxes or duties payable in respect of the issue or delivery of the common stock upon conversion in a name other than that of the holder.

The conversion privilege and price will be subject to adjustment upon the occurrence of certain events, including:

•	the issuance of our capital stock as a dividend or other distribution on the common stock;

•	the distribution to all holders of common stock of rights or warrants entitling them to subscribe for or purchase common stock at less than the current market price (as defined in the indenture) on the record date for such issuance;

•	subdivisions, combinations and reclassifications of common stock;

•	distributions to all holders of common stock of cash, debt securities or other evidence of indebtedness or other assets, excluding dividends or distributions adjusted for pursuant to another adjustment provision and distributions upon consolidations or mergers discussed below;

•	a dividend or other distribution consisting exclusively of cash to all holders of common stock; and

•	payment to holders of common stock in respect of a tender or exchange offer, other than an odd-lot offer, by us or any of our subsidiaries for common stock at a price in excess of 105% of the current market price of our common stock on the last date tenders or exchanges may be made pursuant to such tender or exchange offer.

No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect; provided, however, that any adjustment that would otherwise be required to be made shall be earned forward and taken into account in any subsequent adjustment. We may from time to time voluntarily reduce the conversion price for a period of at least 20 days. Fractional shares of common stock will not be issued upon conversion. In lieu of shares, we will issue a check for the current market value of such fractional shares rounded to the nearest cent based on the market price of the common stock.

Except as described below, no payment or adjustment will be made for interest accrued on a converted note or for dividends or distributions on any common stock issued upon conversion of any note. If you submit your notes for conversion between a record date and the opening of business on the next interest payment date (except for notes or portions of notes converted after February 1, 2011, the last record date, or (a) called for redemption on a redemption date or (b) subject to purchase following a fundamental change on a purchase date, in each case of (a) or (b) occurring during the period from the close of business on a record date and ending on the opening of business on the first business day after the next interest payment date), you must pay funds equal to the interest payable on the principal amount being converted.

Provisional Redemption

At any time prior to maturity, we may redeem any portion of the notes upon at least 15 days but not more than 60 days’ notice by mail to the holders of the notes, at a redemption price equal to $1,000 per note in cash, plus the “make whole” payment described below, if:

•	the closing price of our common stock has exceeded 150% of the conversion price for at least 20 trading days in any consecutive 30-day trading period ending on the trading day prior to the mailing of the notice of redemption; and

•	the shelf registration statement covering resales of the notes and the common stock issuable upon conversion of the notes is effective and expected to remain effective and available for use for the 30 days following the redemption date, unless registration is no longer required.

If we redeem the notes under these circumstances, we will make an additional “make whole” payment on the redeemed notes. The “make whole” amount per $1,000 principal amount of notes will equal $165 less any interest actually paid on the notes from the date of issuance through the redemption date. The “make whole” payment for notes converted will not be reduced by accrued and unpaid interest.

We must make these “make whole” payments on all notes called for redemption, including notes converted after the date we mailed the redemption notice.

We may make these “make whole” payments, at our option, either in cash or in shares of our common stock or a combination of cash and common stock if we satisfy certain conditions as described in the indenture. We will specify the type of consideration for the “make whole” payment in the redemption notice. Payments made in shares of our common stock will be valued at 97% of the average of the closing sales prices of our common stock for the five trading days immediately preceding and including the fifth trading day prior to the redemption date. Because the sale price of shares of our common stock will be determined before the redemption date, if we specify that we will make payment of the redemption price in our common stock, holders of notes bear the market risk that our common stock will decline in value between the date the sale price is calculated and the redemption date.

If we redeem less than all of the outstanding notes, the trustee shall select the notes to be redeemed on a pro rata basis in principal amounts of $1,000 or integral multiples of $1,000. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of the notes, the converted portion shall be deemed to be the portion selected for redemption.

Repurchase at Option of Holder Upon a Fundamental Change

If a fundamental change (as defined below) occurs, each holder of notes shall have the right, at the holder’s option to require us to repurchase all of such holder’s notes, or any portion of such notes that is an integral multiple of $1,000, on the date, which shall be referred to as the repurchase date, selected by us that is not less than 10 or more than 30 days after the final surrender date (as defined below), at a price equal to 100% of the principal amount of the notes, plus accrued interest to the repurchase date.

We may not purchase any note in cash pursuant to the preceding paragraph at any time when the subordination provisions of the indenture otherwise would prohibit us from making payments of principal in respect of the notes. The covenants governing our credit agreement restrict us from making any payment or prepayment (including as a result of a fundamental change) or redeeming or otherwise purchasing the notes other than through the issuance of common stock.

We will pay the purchase price in cash or, as described below, in shares of our common stock, or a combination of cash and common stock. For a discussion of the tax treatment of a holder receiving cash, common stock, or a combination thereof. See “Certain United States Income Tax Consequences—U.S. Holders—Conversion or Repurchase or Redemption of the Notes for Stock or a Combination of Stock and Cash”.

Unless we previously called for the redemption of all of the notes, within 30 days after the occurrence of a fundamental change, we are obligated to deliver to the trustee and mail, or cause the trustee to mail, to all holders of record of the notes a notice describing, among other things, the occurrence of such fundamental change and of the repurchase right arising as a result of the fundamental change. We must cause a copy of our notice to be published in a newspaper of general circulation in the Borough of Manhattan, The City of New York.

To exercise the repurchase right, a holder of notes must, on or before the date that is, subject to any contrary requirements of applicable law, 60 days after the date of mailing of our notice, which date is referred to as the final surrender date, give irrevocable written notice of the holder’s exercise of such right and surrender the notes (or if such note is represented by a global note, by book-entry transfer to the conversion agent through the facilities of DTC), with respect to which the right is being exercised, duly endorsed for transfer to us, at any place where principal is payable. The submission of such notice together with such notes pursuant to the exercise of a repurchase right will be irrevocable on the part of the holder unless we fail to repurchase the notes on the repurchase date. The right to convert the notes will expire upon such submission.

The purchase notice given by each holder electing to require us to purchase notes must state:

•	the certificate numbers of the holder’s notes delivered for purchase;

•	the aggregate principal amount of notes to be purchased; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes.

We may pay the purchase price, at our option, either in cash or in shares of our common stock or a combination of cash and common stock if we satisfy certain conditions as described in the indenture. We will specify the type of consideration for the purchase price in the notice of fundamental change. Payments made in shares of our common stock will be valued at 97% of the average of the closing sales prices of our common stock for the five trading days immediately preceding and including the fifth trading day prior to the purchase date. Because the sale price of shares of our common stock will be determined before the purchase date, if we specify that we will make payment of the purchase price in our common stock, holders of notes bear the market risk that our common stock will decline in value between the date the sale price is calculated and the purchase date.

The term “fundamental change” shall mean any of the following:

•	a person becoming the beneficial owner of voting shares of Citadel entitled to exercise more than 50% (or, in the case such person is a “principal” or a “related party”, 100%) of the total voting power of all outstanding voting shares of Citadel, including any right to acquire voting shares that are not then outstanding of which such person or group is deemed the beneficial owner; or

•	a change in our board of directors in which the individuals who constituted our board of directors at the beginning of the two-year period immediately preceding such change, together with any other director whose election by our board of directors or whose nomination for election by our stockholders was approved by a vote of at least two-thirds of the directors then in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the directors then in office or designated or nominated by a “principal” or “related party”; or

•	any consolidation of us with, or merger of us into, any other person, any merger of another person into us, or any sale, or transfer of all or substantially all of our assets to another person, other than:

•	a stock-for-stock merger;

•	a merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of common stock;

•	a merger that is effected solely to change our jurisdiction of incorporation;

•	any consolidation with or merger of us into one of our wholly owned subsidiaries, or any sale or transfer by us of all or substantially all of our assets to one or more of our wholly owned subsidiaries, in any one transaction or a series of transactions; or

•	any transaction in which the “principals” and their “related parties” have, directly or indirectly, 50% or more of the total voting power of all shares of capital stock of the continuing or surviving corporation or entity to which such assets are sold or transferred, entitled to vote generally in elections of directors of the continuing or surviving corporation or entity to which such assets are sold or transferred immediately after the transaction, provided, in any such case the resulting corporation or each such subsidiary assumes or guarantees our obligations under the notes.

A fundamental change shall not occur with respect to any of the above if either:

•	the last sale price of our common stock for any five trading days during the ten trading days immediately preceding the later of the public announcement by us of such transaction or the occurrence of such fundamental change is at least equal to 105% of the conversion price in effect on such trading day; or

•	the consideration in such transaction to the holders of common stock consists of cash, securities that are, or immediately upon issuance will be, listed on a national securities exchange or quoted on the Nasdaq National Market, or a combination of cash and such securities, and the aggregate fair market value of such consideration, which, in the case of such securities, shall be equal to the average of the closing sale prices of such securities during the ten consecutive trading days commencing with the sixth trading day following consummation of the transaction, is at least 105% of the conversion price in effect on the date immediately preceding the closing date of such transaction.

For purposes of these provisions:

•	whether a person is a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Exchange Act;

•	a “person” includes any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act;

•	“voting shares” means all outstanding shares of any class or series of capital stock entitled to vote generally in the election of members of the board of directors;

•	“principal” means each of Forstmann Little & Co. Equity Partnership-VI, L.P., Forstmann Little & Co. Equity Partnership-VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P. or any of their respective affiliates, and each executive officer of Citadel Broadcasting Corporation as of the date of the indenture; and

•	“related party” means (1) any controlling stockholder, 80% (or more) owned subsidiary, or immediate family member (in the case of an individual) of any principal; or (2) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or persons beneficially holding an 80% or more interest of which consist of any one or more principals and/or such other persons referred to in the immediately preceding clause (1).

The right to require us to repurchase the notes as a result of the occurrence of a fundamental change could create an event of default under future senior indebtedness (as defined below), as a result of which any repurchase could, absent a waiver, be blocked by the subordination provisions of the notes. See “—Subordination”. Our failure to repurchase the notes when required will result in an event of default (as defined below) with respect to the notes, regardless of whether or not such repurchase is permitted by the subordination provisions.

The note holders’ repurchase right upon the occurrence of a fundamental change could make difficult or discourage a potential takeover of us and the removal of incumbent management. The fundamental change repurchase right, however, is not the result of management’s knowledge of any specific effort to accumulate shares of common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. Instead, the fundamental change purchase feature is a standard term contained in other similar debt offerings.

We could in the future enter into additional transactions, including highly leveraged recapitalizations, which would not constitute a fundamental change and would, therefore, not provide the holders with the protection of requiring us to repurchase the notes.

In connection with any repurchase, we will

•	comply in all material respects with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then apply;

•	file a Schedule TO, if required, or any other required schedule under the Exchange Act; and

•	otherwise comply with all federal and state securities laws.

Our obligation to pay the purchase price for a note is conditioned upon the holder delivering a purchase notice and the note, together with necessary endorsements, to the paying agent (or if such note is represented by a global certificate, by book entry transfer, through the facilities of DTC). We will cause the purchase price for the note to be paid promptly following the later of the purchase date or the time of delivery of the note.

Subordination

The payment of the principal of, and premium, if any, and interest on, the notes are subordinated in right of payment to the extent set forth in the indenture to the prior payment in full of amounts then due on all senior indebtedness, as defined in the indenture. As of December 31, 2004, we had outstanding indebtedness in the aggregate amount of $286.0 million that, by the terms of the indenture, would be senior to the notes.

In addition, the notes are effectively subordinated in right of payment to indebtedness of our subsidiaries. Our principal operating subsidiary, Citadel Broadcasting Company, is the borrower under our credit facility.

Under the indenture, upon the maturity of senior indebtedness, whether by acceleration or otherwise, or any distribution of our assets resulting from any liquidation, dissolution, winding up, reorganization or any insolvency proceedings of Citadel, the holders of senior indebtedness will be entitled to receive payment in full before the holders of the notes will be entitled to receive any payment of the principal of, or premium, if any, or interest on, the notes. Upon the occurrence of a default or event of default in the payment of the principal, premium, if any, or interest on senior indebtedness, then, unless such default or event of default has been cured or waived or shall have ceased to exist, no payment shall be made by us with respect to the principal, premium, if any, or interest on or in respect of the notes or to acquire any of the notes.

Upon the occurrence of a default or event of default in respect of senior indebtedness other than a default or event of default in payment of the principal, premium, if any, or interest on senior indebtedness, and if the trustee and we receive a notice of such default or event of default from the holders of senior indebtedness or their representative, which notice shall be referred to as a payment blockage notice, then no payment shall be made by us with respect to the principal, premium, if any, or interest on or in respect of the notes until the earlier of:

•	the date on which such default or event of default shall have been cured or waived or shall have ceased to exist; and

•	the 119th day after the date of such receipt of such payment blockage notice.

No more than one payment blockage notice shall be effective during any 365-consecutive-day period. No such default or event of default that existed upon first delivery of any payment blockage notice shall be, or be made the basis for, a subsequent payment blockage notice unless such default or event of default shall have been cured or waived for a period of 180 consecutive days. By reason of such subordination, in the event of insolvency, holders of the notes may recover less, ratably, than other creditors of ours.

“Senior indebtedness” is defined in the indenture to include:

•	the principal of, interest, including interest during bankruptcy and similar proceedings, on, and any other amounts owing with respect to:

•	any indebtedness of Citadel, now or hereafter outstanding, in respect of borrowed money, other than the notes;

•	any indebtedness of Citadel, now or hereafter outstanding, evidenced by a bond, note, capitalized lease, letter of credit reimbursement agreement or other similar instrument;

•	any other written obligation of Citadel, now or hereafter outstanding, to pay money issued or assumed as all or part of the consideration for the acquisition of property, assets or securities;

•	any guaranty or endorsement, other than for collection or deposit in the ordinary course of business, or discount with recourse of, or other agreement (contingent or otherwise) to purchase, repurchase or otherwise acquire, to supply or advance funds or to become liable, directly or indirectly, with respect to any indebtedness or obligation of any person of the type referred to in the preceding subclauses now or hereafter outstanding; and

•	any refundings, renewals or extensions of any indebtedness or other obligation described above, unless, in any such case, the instrument, lease or other document creating or evidencing the same expressly provides that such indebtedness or obligation by its terms is not senior in right of payment to the notes.

The indenture does not contain any limitation or restriction on the issuance or assumption of senior indebtedness or other indebtedness or securities by us or our subsidiaries.

The indenture permits the trustee and any paying agent to become our creditor and to own notes, and does not preclude the trustee or any such paying agent from enforcing its rights as a creditor, including rights as a holder of senior indebtedness. See “—Concerning the Trustee”.

In the event that any holder of notes receives any payment or distribution of our assets of any kind in contravention of the subordination provisions of the indenture in respect of the notes before all senior indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of our senior indebtedness and shall pay it over to them as their interests may appear.

Any right we have to receive assets of any of our subsidiaries upon their liquidation or reorganization, including the consequent right of the holders of the notes to participate in these assets, are effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors, except to the extent that we are ourselves recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us and would be subject to judicial power to subordinate our claim to those of other creditors of such subsidiary in certain cases.

We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against any losses, damages, claims, liabilities or expenses, including taxes (other than taxes based upon, measured by or determined by the income of the trustee) incurred by it in connection with its duties under the indenture. The trustee’s claims for such payments will be senior to those of holders of the notes in respect of all funds collected or held by the trustee.

Events of Default

The following are “events of default” as defined in the indenture:

•	a default in the payment of any interest on any note which continues for 30 days or more after such payment is due, whether or not such payment is prohibited by the subordination provisions of the indenture;

•	a default in the payment of principal of or premium, if any, on any note or of the purchase price or of the repurchase price in respect of any note when due, whether or not such payment is prohibited by the subordination provisions of the indenture;

•	a default in the performance of any other of our covenants or agreements in the indenture that continues for 60 days after written notice to us by the trustee or the holders of at least 25% in principal amount of outstanding notes;

•	failure by us to make any payment when due, including any applicable grace period, in respect of our indebtedness for borrowed money, which payment is in an amount in excess of $20 million;

•	default by us with respect to any of our indebtedness for borrowed money, which default results in acceleration of any such indebtedness that is in an amount in excess of $20 million; and

•	certain events of bankruptcy, insolvency or reorganization.

If an event of default occurs and is continuing and it is known to the trustee, the trustee is required to mail to each holder of the notes a notice of the event of default within 90 days after such default occurs. Except in the case of a default in payment of the principal of or premium, if any, or interest on any note, the trustee may withhold the notice if and so long as the trustee in good faith determines that withholding the notice is in the interests of the holders of the notes.

If an event of default occurs and is continuing, the trustee or the holders of not less than 25% in principal amount of outstanding notes may declare the principal of, and accrued interest on, all the notes due and payable immediately. If the event of default relates to bankruptcy, insolvency or reorganization, the notes shall automatically become due and payable immediately, subject to applicable law.

Holders of the notes may not enforce the indenture or notes except as provided in the indenture. Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default shall occur and be continuing, the trustee is under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of the notes unless the holders shall have offered the trustee indemnity reasonably satisfactory to it. Subject to the indemnification provisions and limitations contained in the indenture, the holders of a majority in principal amount of the notes at the time outstanding has the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. Those holders may, in certain cases, waive any default except a default in payment of principal of, or premium, if any, or interest on, any note or a failure to comply with several provisions of the indenture relating to conversion of the notes.

We are required to furnish the trustee annually with an officer’s certificate as to our compliance with the conditions and covenants provided for in the indenture and specifying any known defaults.

Discharge

The indenture provides that we may terminate our obligations under the indenture at any time by delivering all outstanding notes to the trustee for cancellation if we have paid all sums payable by us under the indenture. At any time within one year before the maturity of the notes or the redemption of all of the notes, we may terminate our substantive obligations under the indenture, other than our obligations to pay the principal of, and interest on, the notes, by depositing with the trustee money or U.S. Government obligations sufficient to pay all remaining indebtedness on the notes when due.

Merger and Consolidation

We may not consolidate or merge with or into, or sell, lease, convey or otherwise dispose of all or substantially all of our assets to, another corporation, person or entity unless:

•	we are the surviving person or the successor or transferee is a corporation organized under the laws of the United States, any state thereof or the District of Columbia;

•	the successor assumes all our obligations under the notes and the indenture (except, in limited circumstances, conversion obligations) and enters into a supplemental indenture; and

•	after such transaction no event of default exists.

Modification and Waiver

Subject to certain exceptions, supplements of and amendments to the indenture or the notes may be made by us and the trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes and any existing default or compliance with any provisions may be waived with the consent of the holders of a majority in aggregate principal amount of the outstanding notes. Without the consent of any holders of the notes, we and the trustee may amend or supplement the indenture or the notes to cure any ambiguity, defect or inconsistency, to provide for the assumption of our obligations to holders of the notes and to make certain changes with respect to conversion rights in case of a merger or acquisition otherwise in compliance with the indenture or to make any change that does not materially adversely affect the rights of any holder of the notes. Without the consent of the holders of each note affected thereby, an amendment, supplement or waiver may not:

•	change the stated maturity date of the principal of, or interest on, any note, or adversely affect the right to convert any note;

•	reduce the principal amount or repurchase price of, or interest or premium, if any, on, any note;

•	change the currency for payment of principal of, or for the payment of the redemption price or the purchase price upon a fundamental change for, or interest on, any note;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any note;

•	modify the subordination provisions of the indenture in a manner adverse to the holders;

•	reduce the above-stated percentage of outstanding notes necessary to amend or supplement the indenture or waive defaults or compliance; or

•	modify any provisions of the indenture relating to modification and amendment of the indenture or waiver of compliance with conditions and defaults under the indenture.

Concerning the Trustee

We have appointed The Bank of New York, the trustee under the indenture, as the initial paying agent, conversion agent and registrar with regard to the notes. We and our subsidiaries may maintain deposit accounts and conduct other banking transactions with the trustee or its affiliates in the ordinary course of business, and the trustee and its affiliates may from time to time in the future provide us with banking and financial services in the ordinary course of their business.

In case an event of default occurs and is not cured and holders of the notes have notified the trustee of such default, the trustee will be required to exercise its powers with the degree of care and skill that a prudent person would exercise under the circumstances in the conduct of such person’s own affairs. Subject to such provisions, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes unless the holders shall have offered to the trustee indemnity reasonably satisfactory to it.

Governing Law

The indenture and the notes is governed by and construed in accordance with the laws of the State of New York, without giving effect to such State’s conflicts of law principles.

Book-Entry Delivery and Form

We initially issued the notes in the form of one or more global securities. The global security has been deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You may hold your beneficial interests in the global security directly through DTC if you have an account with DTC or indirectly through organizations which have accounts with DTC. Notes in definitive certificated form, which we refer to as certificated securities, will be issued only in limited circumstances described below.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities of institutions that have accounts with DTC (called participants) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called indirect participants) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

Pursuant to procedures established by DTC, upon the deposit of the global security with DTC, DTC credited on its book-entry registration and transfer system the principal amount of notes represented by such global security to the accounts of participants. The accounts to be credited were initially designated by the initial purchasers. Ownership of beneficial interests in the global security are limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security are shown on, and the transfer of those ownership interests are effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

Beneficial owners of interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no beneficial owner of an interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security you will not be entitled to have the notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security. We understand that under existing industry practice if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

We will make payments of principal of, premium, if any, and interest on the notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the trustee, nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on the global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

Transfers between participants in DTC will be effected in accordance with DTC rules and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depository for the global security or ceases to be a clearing agency or there is an event of default under the notes, DTC will exchange the global security for certificated securities that it will distribute to its participants and that will be legended, if required.

Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

Registration Rights

As a condition to the closing of the transaction, we agreed pursuant to a registration rights agreement with the initial purchasers, for the benefit of the holders of the notes and the common stock issuable upon conversion, that we would, at our cost, use our best efforts:

•	to file within 120 days after the first date of initial issuance of the notes a Registration Statement on Form S-1, referred to as a shelf registration statement, covering resales of the notes and the common stock issuable upon their conversion, which together are referred to as the registrable securities, pursuant to Rule 415 under the Securities Act;

•	to cause the shelf registration statement to be declared effective under the Securities Act no later than 210 days after the first date of initial issuance of the notes; and

•	to keep the shelf registration statement effective after its effective date until the date which is the earliest of:

•	the second anniversary of the effective date of the shelf registration statement;

•	such time as all the registrable securities have been sold pursuant to the shelf registration statement, transferred pursuant to Rule 144 under the Securities Act or otherwise transferred in a manner that results in such securities not being subject to transfer restrictions under the Securities Act and the absence of a need for a restrictive legend regarding registration under the Securities Act; and

•	such time as, in the opinion of our counsel, all of the registrable securities held by our nonaffiliates (from the time of issuance) are eligible for sale pursuant to Rule 144(k) under the Securities Act or any successor rule or regulation thereto.

Notwithstanding the foregoing, we are permitted to suspend the use of the prospectus that is part of the shelf registration statement for a period not to exceed 45 days in any three-month period or 90 days in any 12-month period (with any such period referred to as a “blackout period”), if we determine in good faith that it is in our best interest to suspend such use of the prospectus and we provide the registered holders with written notice of such suspension. We will provide to each holder for whom this shelf registration statement was filed copies of the prospectus that is a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take other actions as are required to permit resales of the notes and the common stock issuable upon the conversion by such holders to third parties, including, with respect to resales of the notes, one underwritten offering, as described below.

A beneficial holder selling such securities pursuant to the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder, including indemnification obligations.

If after the shelf registration statement has been declared effective, it ceases to be effective or usable (subject to the blackout period described above and to the exceptions described in the registration rights agreement) in connection with resales of notes and the common stock issuable upon the conversion thereof in accordance with and during the periods specified in the registration rights agreement (a “registration default”), additional interest will accrue on the notes over and above the rate set forth in the title of the notes, from and including the date on which any such registration default shall occur to, but excluding the date on which all registration defaults have been cured, at the rate of 0.25% per annum until and including the 120th day after the registration default and 0.5% per annum from and after the 121st day after the registration default. We will have no other liabilities for monetary damages with respect to our registration obligations.

The registration rights agreement provides that holders of at least 50% of the then-outstanding registrable securities may elect to have one underwritten offering of the registrable securities. The managing underwriter or underwriters for any such offering must be selected by holders of a majority of the registrable securities to be included in the underwritten offering and must be reasonably acceptable to us.

This summary of provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which is available upon request to us.

Purchase and Cancellation

All notes surrendered for payment, redemption, registration of transfer or exchange or conversion shall, if surrendered to any person other than the trustee, be delivered to the trustee. The trustee shall promptly cancel all the notes it receives. No notes shall be authenticated in exchange for any notes cancelled as provided in the indenture. We may, to the extent permitted by law, purchase notes in the open market or by tender offer at any price or by private agreement. Any notes purchased by us may, to the extent permitted by law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled. Any notes held by us or one of our subsidiaries shall be disregarded for voting purposes in connection with any notice, waiver, consent or direction requiring the vote or concurrence of note holders.

Replacement of Notes

We will replace mutilated, destroyed, stolen or lost notes at your expense upon delivery to the trustee of the mutilated notes, or evidence of the loss, theft or destruction of the notes satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of such note before a replacement note will be issued.

SHARES ELIGIBLE FOR FUTURE SALE

Rule 144 Securities

As of February 28, 2005, we had 122,780,519 shares of common stock outstanding. Of these shares, 45,183,300 shares are freely tradable without registration under the Securities Act and without restriction by persons other than our “affiliates”. The 77,597,219 shares of common stock held by the Forstmann Little partnerships, our directors and executive officers and other existing stockholders are “restricted” securities under the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act, unless an exemption from registration is available, including exemptions pursuant to Rule 144 under the Securities Act.

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

•	1% of the number of shares of common stock then outstanding, which, as of February 28, 2005, equals approximately 1,227,805 of the shares outstanding; and

•	the average weekly trading volume of the common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an “affiliate”, is entitled to sell its shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon the completion of the concurrent common stock offering. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after the concurrent common stock offering because a greater supply of shares would be, or would be perceived to be, available for sale in the public market.

Registration Rights

We have entered into a registration rights agreement with the Forstmann Little partnerships, pursuant to which we have granted to the Forstmann Little partnerships six demand rights to cause us to file a registration statement under the Securities Act covering resales of all shares of common stock held by the Forstmann Little partnerships, and to cause the registration statement to become effective. The registration rights agreement also grants “piggyback” registration rights permitting the Forstmann Little partnerships to include their registrable securities in a registration of securities by us. Under the agreement, we will pay the expenses of these registrations.

In addition, pursuant to stockholder’s agreements, we have granted “piggyback” registration rights to thirteen individuals who own shares of common stock. These registration rights are exercisable only upon registration by us of shares of common stock held by the Forstmann Little partnerships. The holders of common stock entitled to these registration rights are entitled to notice of any proposal to register shares held by the Forstmann Little partnerships and to include their shares in the registration. We will pay the expenses of these piggyback registrations.

CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES

Notes Offering

The following summary describes certain material United States federal income tax consequences of purchasing, owning, converting and disposing of the notes and of the common stock into which the notes may be converted.

This summary deals only with notes, and with common stock into which the notes may be converted, held as capital assets (generally, investment property) and does not discuss all of the aspects of United States federal income taxation that may be relevant to you in light of your particular investment or other circumstances. In particular this discussion does not consider:

•	U.S. state and local and non-U.S. tax consequences;

•	the tax consequences to partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	special tax rules that may apply to particular holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities;

•	special tax rules that may apply to a holder that holds our notes or common stock into which the notes may be converted, as part of a “straddle”, “hedge”, “conversion transaction”, “synthetic security” or other integrated investment;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar; or

•	persons subject to the alternative minimum tax.

This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this prospectus. We have not sought any ruling from the Internal Revenue Service with respect to the statement made and the conclusions reached in the following summary, and there can be no assurance that the Internal Revenue Service will agree with our statements and conclusions. Subsequent developments in United States federal income and estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the United States federal income tax consequences of purchasing, owning and disposing of the notes, and common stock into which the notes may be converted, as set forth in this summary. Before you purchase notes, you should consult your own tax advisor regarding the particular United States federal, estate and gift, state and local and foreign income and other tax consequences of acquiring, owning and disposing of the notes that may be applicable to you.

United States Holders

For the purposes of the following discussion, a “United States holder” is a beneficial owner of a note or notes, or of common stock into which the notes may be converted, who or which is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity classified as a corporation for these purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States, including any State;

•	an estate, the income of which is subject to United States federal income taxation regardless of the source of that income; or

•	a trust, (i) if a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons (within the meaning of the Code) has the authority to control all of the trust’s substantial decisions, or (ii) if the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

Payments of Interest

Interest on your notes will be taxed as ordinary interest income. In addition:

•	if you use the cash method of accounting for United States federal income tax purposes, you will have to include the interest on your notes in your gross income at the time you receive the interest; and

•	if you use the accrual method of accounting for United States federal income tax purposes, you will have to include the interest on your notes in your gross income at the time the interest accrues.

Market Discount and Bond Premium

If you purchase a note at a price that is less than its principal amount, the excess of the principal amount over your purchase price will be treated as “market discount.” However, the market discount will be considered to be zero if it is less than 1/4 of 1% of the principal amount multiplied by the number of complete years to maturity from the date you purchased the note.

Under the market discount rules of the Code, you generally will be required to treat any principal payment on, or any gain realized on the sale, exchange, retirement or other disposition of, a note as ordinary income (generally treated as interest income) to the extent of the market discount which accrued but was not previously included in income. In addition, you may be required to defer, until the maturity of the note or its earlier disposition in a taxable transaction, the deduction of all or a portion of your interest expense on any indebtedness incurred or continued to purchase or carry the note. In general, market discount will be considered to accrue ratably during the period from the date of the purchase of the note to the maturity date of the note, unless you make an irrevocable election (on an instrument-by-instrument basis) to accrue market discount under a constant yield method. You may elect to include market discount in income currently as it accrues (under either a ratable or constant yield method), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the note and upon the receipt of certain payments and the deferral of interest deductions will not apply. The election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the Internal Revenue Service.

If you purchase a note for an amount in excess of the amount payable at maturity of the note, the excess, if any, of your purchase price (exclusive of the portion of your purchase price attributable to the note’s conversion feature as determined under applicable Treasury regulations) over the amount payable at maturity of the note will be considered “bond premium.” You may elect to amortize the premium using a constant yield method over the remaining term of the note.

The amortized amount of the premium for a taxable year generally will be treated first as a reduction of interest on the note included in such taxable year to the extent thereof, then as a deduction allowed in that taxable year to the extent of your prior interest inclusions on the note, and finally as a carryforward allowable against your future interest inclusions on the note. The election, once made, is irrevocable without the consent of the Internal Revenue Service and applies to all taxable bonds held during the taxable year for which the election is made or subsequently acquired.

Sale or Other Disposition of the Notes

Upon the sale, exchange, repurchase, redemption or other disposition of your notes (other than a conversion, or a repurchase or redemption for stock or a combination of stock and cash), you generally will recognize taxable gain or loss equal to the difference, if any, between:

•	the amount realized on the sale or other disposition (less any amount attributable to accrued but unpaid interest, which will be taxable in the manner described under “—United States Holders—Payments of Interest”); and

•	your tax basis in the notes.

Your tax basis in the notes generally will equal the cost of the notes increased by the amount of any market discount previously included in your gross income and reduced by the amount of any amortizable bond premium applied to reduce as allowed as a deduction against interest with respect to your notes. Subject to the market discount rules described above under “—United States Holders—Market Discount and Bond Premium”, your gain or loss generally will be capital gain or loss. This capital gain or loss will be long-term capital gain or loss if at the time of the sale or other disposition you have held the notes for more than one year. Subject to limited exceptions, your capital losses cannot be used to offset your ordinary income. If you are a non-corporate United States holder, your long-term capital gain generally will be subject to a maximum tax rate of 15% (scheduled to increase to 20% for dispositions occurring in taxable years that begin on or after January 1, 2009).

Conversion or Repurchase or Redemption of the Notes for Stock or a Combination of Stock and Cash

If you convert or we repurchase your notes and you receive solely common stock (plus cash in lieu of a fractional share of common stock), you generally will not recognize any income, gain or loss upon conversion or redemption of the notes except with respect to cash received in lieu of a fractional share of common stock. Your tax basis in the common stock received on conversion or repurchase of a note generally will be the same as your adjusted tax basis in the note at the time of conversion or repurchase (reduced by any basis allocable to a fractional share interest), and the holding period for the common stock received on conversion or repurchase will generally include the holding period of the note converted or repurchased. If we repurchase your notes for common stock, any common stock that is attributable to accrued but unpaid interest will be taxable in the manner described under “—United States Holders—Payments of Interest.”

Cash received in lieu of a fractional share of common stock upon conversion, repurchase or redemption will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in gain or loss (measured by the difference between the cash received for the fractional share and your adjusted tax basis in the fractional share).

If we redeem or repurchase your notes and you receive a combination of cash and common stock (and such cash is not merely received in lieu of a fractional share of common stock) you will be required to recognize gain in an amount equal to the lesser of (i) the cash payment (reduced for the portion of the payment which is attributable to accrued and unpaid interest) or (ii) the excess of the fair market value of the common stock and cash payment (less the amount attributable to accrued and unpaid interest) received in the redemption or repurchase over your adjusted tax basis in the note at the time of redemption or repurchase. You generally will not be able to recognize any loss. Your tax basis in the common stock received would be the same as your tax basis in the note, increased by the amount of gain recognized, if any, and reduced by the amount of the cash payment (less any amount attributable to accrued and unpaid interest). Cash received in lieu of a fractional share of common stock will be treated in the manner described above. Cash or common stock that is attributable to accrued and unpaid interest will be taxable in the manner described under “—United States Holders—Payments of Interest”.

If you submit your notes for conversion between a record date and the opening of business on the next interest payment date and are required to pay funds equal to the interest payable on the principal amount being converted, you should consult your own tax advisor concerning the appropriate tax treatment of such payment made by you and the interest subsequently received by you.

Distributions on Common Stock

In general, distributions with respect to our common stock received upon the conversion of a note will constitute dividends to the extent made out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of a U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporate U.S. holder will be eligible for the dividends-received deduction if the holder meets certain holding period and other applicable requirements. Dividends received by a non-corporate U.S. holder will qualify for taxation at special rates (effective for tax years through 2008) if the holder meets certain holding period and other applicable requirements.

Constructive Distributions

The conversion price of the notes may be adjusted in certain circumstances. Under Section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may in some circumstances result in a taxable deemed distribution to you. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of your interest, however, will generally not be considered to result in a constructive distribution of stock. Some of the possible adjustments provided in the notes, including without limitation, adjustments in respect of cash distributions to our stockholders, will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, you will be deemed to have received constructive distributions in amounts based upon the value of such increased interests in our assets or earnings resulting from such adjustments. Any deemed distribution to you will be includible in your income in the same manner as an actual distribution received by you, as described under “—United States Holders—Distributions on Common Stock” above. Accordingly, you could be considered to have received distributions taxable as dividends to the extent of our current and accumulated earnings and profits even though you did not receive any cash or property as a result of such adjustments. In certain circumstances the failure of the notes to provide for such an adjustment may result in a deemed distribution to holders of common stock. You should carefully review the conversion rate adjustment provisions and consult your own tax advisor with respect to the tax consequences of any such adjustment (or failure to make an adjustment).

Sale or Other Disposition of Common Stock

A U.S. holder will generally recognize capital gain or loss on the sale or other disposition of common stock received upon the conversion of a note equal to the difference between the amount realized and the holder’s tax basis in the common stock (except to the extent of any accrued market discount which existed at the time of the conversion). As discussed above under “—United States Holders—Sale or Other Disposition of the Notes”, capital gain of a non-corporate U.S. holder is eligible to be taxed at reduced rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

In general, “backup withholding”, currently at a rate of 28%, for payments on the notes or common stock and proceeds from the sale or other disposition of the notes or common stock may apply if you are a non-corporate United States holder and fail to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules.

The backup withholding tax is not an additional tax and may be credited against your United States federal income tax liability, provided that appropriate information is provided to the Internal Revenue Service.

A U.S. holder will also be subject to information reporting with respect to payments on the notes or common stock and proceeds from the sale or other disposition of the notes or common stock, unless such U.S. holder is a corporation or other exempt recipient and appropriately establishes that exemption.

Non-U.S. Holders

The following summary applies to you if you are a non-U.S. holder. You are a non-U.S. holder if you are a beneficial owner of a note or notes, or of common stock into which the notes may be converted, and are not a United States holder (as defined above). An individual may, subject to exceptions, be deemed to be a resident alien, as opposed to a non-resident alien, by among other ways being present in the United States:

•	on at least 31 days in the calendar year; and

•	for an aggregate of at least 183 days during a three-year period ending in the current calendar year, counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year.

Resident aliens are subject to United States federal income tax as if they were United States citizens. Special rules, not discussed herein, apply to:

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid U.S. federal income tax; and

•	investors in pass-through entities that are subject to special treatment under the Code.

Payments of Interest

Interest paid by us or our paying agent (in its capacity as such) to you on your notes will qualify for the “portfolio interest” exception of the Code, and therefore, subject to the discussion of backup withholding below, will not be subject to United States federal income tax or withholding tax, provided that:

•	you do not, directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Code and the Treasury regulations thereunder;

•	you are not a controlled foreign corporation for United States federal income tax purposes that is related, directly or indirectly, to us through sufficient stock ownership (as provided in the Code);

•	you are not a bank receiving interest described in section 881(c)(3)(A) of the Code;

•	such interest is not effectively connected with your conduct of a United States trade or business; and

•	you provide a properly completed IRS Form W-8BEN (or suitable substitute), signed under penalties of perjury, which can reliably be related to you, certifying that you are not a United States person within the meaning of the Internal Revenue Code and providing your name and address to:

(A)	us or our paying agent; or

(B)	a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds your notes on your behalf and that certifies to us or our paying agent under penalties of perjury that it, or the bank or financial institution between it and you, has received from you your IRS Form W-8BEN (or suitable substitute) and provides us or our paying agent with a copy of it.

Treasury regulations provide alternative methods for satisfying the certification requirement described in this section.

If you are a foreign partnership or a foreign trust, you should consult your own tax advisor regarding your status under these Treasury regulations and the certification requirements applicable to you.

If you are engaged in a trade or business in the United States and interest on your notes is effectively connected with the conduct of your trade or business, and, if an income tax treaty applies, you maintain a United States “permanent establishment” to which the interest is generally attributable, you may be subject to United States income tax on a net basis in the manner applicable to U.S. holders on the interest (although interest is exempt from the withholding tax discussed in the preceding paragraphs provided that you provide a properly executed applicable Internal Revenue Service Form W-8ECI on or before any payment date to claim the exemption). In addition, United States trade or business income of a non-U.S. holder that is a corporation may be subject to a branch profits tax at a rate of 30%, or such lower rate provided by an applicable income tax treaty.

Sale or Other Disposition of Notes

You generally will not be subject to United States federal income tax or withholding tax on any gain realized on the sale, redemption, repurchase or other disposition of your notes (including the receipt of cash in lieu of a fractional share upon conversion of a note into common stock but not including any amount representing interest) unless:

•	you are an individual who is present in the United States for 183 days or more during the taxable year of the sale or other disposition of your notes, and specific other conditions are met; or

•	the gain is effectively connected with your conduct of a United States trade or business, and, if an income tax treaty applies, is generally attributable to a United States “permanent establishment” maintained by you (in which case, your gain generally will be subject to United States income tax on a net basis in the manner applicable to U.S. holders and, if you are a foreign corporation, the “branch profits tax” described above may also apply).

Conversion of Notes

In general, no United States federal income tax or withholding tax should be imposed upon conversion of a note into common stock by you, except with respect of gain you realize by reason of your receipt of cash in lieu of a fractional share of common stock upon conversion if:

•	you are an individual who is present in the United States for 183 days or more during the taxable year of the conversion of your note, and specific other conditions are met; or

•	the cash received in lieu of a fractional share of common stock upon conversion of a note is effectively connected with your conduct of a United States trade or business, and, if an income tax treaty applies, is generally attributable to a United States “permanent establishment” maintained by you.

Dividends on Common Stock

In the event that we pay dividends on our common stock, we will have to withhold a United States federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to you. You should consult your tax advisor regarding your entitlement to benefits under a relevant income tax treaty.

Dividends that are effectively connected with your conduct of a trade or business in the United States and, if an income tax treaty applies, attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular rates applicable to dividends in the manner applicable to U.S. persons. In that case, we will not have to withhold United States federal withholding tax if you comply with applicable certification and disclosure requirements. In addition, United States trade or business income of a non-U.S. holder that is a non-U.S. corporation may be subject to a branch profits tax at a rate of 30%, or such lower rate provided by an applicable income tax treaty.

If you claim the benefit of an applicable income tax treaty rate, you generally will be required to satisfy applicable certification and other requirements.

If you are a foreign partnership or a foreign trust, you should consult your own tax advisor regarding your status under these Treasury regulations and the certification requirements applicable to you.

Constructive Dividends

Under certain circumstances, a non-U.S. holder may be deemed to have received a constructive dividend (see “—United States Holders—Constructive Distributions” above). Any such constructive dividend received by you will be treated in the same manner as an actual dividend received by you, as discussed above under “—Non-U.S. Holders—Dividends on Common Stock”. We intend to deduct U.S. federal withholding tax with respect to any such constructive dividend from interest payments on your notes. If we deduct U.S. federal withholding tax from interest payments on your notes under these circumstances, you should consult your own tax advisor as to whether you can obtain a refund for all or a portion of any tax withheld.

Sale or Other Disposition of Common Stock

You generally will not be taxed on gain recognized upon the sale or other disposition of common stock unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment in the United States;

•	you are an individual who is present in the United States for 183 days or more during the taxable year of the sale or other disposition and specific other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of sale or other disposition or the period that you held the common stock.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a U.S. real property holding corporation generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a U.S. real property holding corporation.

Backup Withholding and Information Reporting

Under current Treasury regulations, backup withholding and information reporting may apply to payments made by us or our paying agent (in its capacity as such) to you in respect of the notes or common stock into which the notes may be converted, unless you provide a Form W-8BEN or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder or otherwise establish an exemption. We or our paying agent may, however, report payments of interest on the notes or dividends on the common stock into which the notes may be converted.

The gross proceeds from the disposition of your notes or of common stock into which the notes may be converted may be subject to information reporting and backup withholding tax at the applicable rate. If you sell your notes or common stock into which the notes may be converted outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your notes or common stock into which the notes may be converted through a non-U.S. office of a broker that:

•	is a United States person (as defined in the Internal Revenue Code);

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” for United States federal income tax purposes; or

•	is a foreign partnership, if at any time during its tax year either (i) one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, or (ii) the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption. If you receive payments of the proceeds of a sale of your notes or common stock into which the notes may be converted to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

You should consult your own tax advisor regarding application of backup withholding in your particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.

Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or credit against your United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

SELLING SECURITYHOLDERS

We originally issued the notes in a private placement in February 2004. The notes were resold by the initial purchasers to “qualified institutional buyers” within the meaning of Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the notes listed below and shares of our common stock issued upon conversion of those notes. When we refer to the “selling securityholders” in this prospectus, we mean those persons listed in the table below, as well as the permitted pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders’ interests.

The following table sets forth the name of each selling securityholder, the principal amount at maturity of notes, as of March 22, 2005, that each selling securityholder may offer pursuant to this prospectus and the number of shares of our common stock into which those notes are convertible. Unless set forth below, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.

We have prepared the table below based on information given to us by the selling securityholders on or prior to March 22, 2005. However, any or all of the notes or shares of our common stock listed below may be offered for sale pursuant to this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amounts of notes or our common stock that will be held by the selling securityholders upon consummation of any sales pursuant to this prospectus. In addition, the selling securityholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date as of which the information in the table is presented. As of March 22, 2005, notes in the aggregate principal amount of $187,430,000 have been offered and sold by selling securityholders under our prospectus dated May 12, 2004, as supplemented. These notes are not included in the table below.

Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements to the extent we are advised of the changes. From time to time, additional information concerning ownership of the notes and our common stock may rest with certain holders thereof not named in the table below and of whom we are unaware.

Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent this power may be shared with a spouse.

As of February 28, 2005, there were 122,780,519 shares of our common stock outstanding.

Name	Principal Amount of Notes Beneficially Owned that May be Sold	Percentage of Notes Outstanding Prior to this Offering*	Conversion Shares of Common Stock Offered (1)	Number of Shares of Common Stock Beneficially Owned After this Offering (2)
Agere Systems Inc.	100,000	*	3,921	—
Allstate Insurance Company	1,500,000	*	58,823	—
American Medical Association	50,000	*	1,960	—
Arbitex Master Fund L.P.	1,200,000	*	47,058	—
Bancroft Convertible Fund, Inc.	1,250,000	*	49,019	—
BP Amoco PLC Master Trust	972,000	*	38,117	—
Canyon Capital Arbitrage Master Fund, LTD.	11,250,000	3.41%	441,176	—
The Canyon Value Realization Fund (Cayman), LTD.	15,295,000	4.63%	599,804	—
Canyon Value Realization Fund, L.P.	5,625,000	1.70%	220,588	—
Canyon Value Realization MAC 18, LTD. (RMF)	2,250,000	*	88,235	—
CBI Pension Plan	50,000	*	1,960	—
The Children’s Memorial Medical Center	100,000	*	3,921	—
Citigroup Global Markets Inc.	500,000	*	19,607	—
CNH CA Master Account, L.P.	500,000	*	19,607	—
Credit Suisse First Boston LLC	3,500,000	1.06%	137,255	—
Ellsworth Convertible Growth and Income Fund, Inc.	1,250,000	*	49,019	—
GAM High Yield Inc.	500,000	*	19,607	—
GLG Market Neutral Fund	7,500,000	2.27%	294,117	—
Goldman, Sachs & Co.	500,000	*	19,607	—
Grace Brothers, LTD.	2,000,000	*	78,431	—
Grace Convertible Arbitrage Fund, LTD.	4,000,000	1.21%	156,862	—
Harbor High Yield Bond Fund	400,000	*	15,686	—
HFR CA Select Fund	690,000	*	27,058	—
HFR RV Performance Master Trust	1,100,000	*	43,137	—
Hotel Union & Hotel Industry of Hawaii Pension Plan	182,000	*	7,137	—
ING Convertible Fund	2,460,000	*	96,470	—
ING VP Convertible Portfolio	105,000	*	4,117	—

Name	Principal Amount of Notes Beneficially Owned that May be Sold	Percentage of Notes Outstanding Prior to this Offering*	Conversion Shares of Common Stock Offered (1)	Number of Shares of Common Stock Beneficially Owned After this Offering (2)
Institutional Benchmarks Master Fund LTD.	1,789,000	*	70,156	—
JMG Triton Offshore Fund, LTD.	2,000,000	*	78,431	—
Kayne Anderson Capital Income Partners (QP), LP	2,200,000	*	86,274	—
Kayne Anderson Income Partners, LP	200,000	*	7,843	—
Morgan Stanley Convertible Securities Trust	2,000,000	*	78,431	—
New York City Employees’ Retirement System	1,000,000	*	39,215	—
New York City Police Pension Fund	250,000	*	9,803	—
Praxair, Inc.	250,000	*	9,803	—
Primus High Yield Bond Fund, L.P.	1,600,000	*	62,745	—
The Public Employees Retirement System of Ohio	1,000,000	*	39,215	—
Retirement Income Plan for Employees of Armstrong World Industries, Inc.	250,000	*	9,803	—
Rockwell Automation Master Trust	150,000	*	5,882	—
S.A.C. Arbitrage Fund, LLC	6,500,000	1.97%	254,902	—
The Salvation Army - Eastern Territory	150,000	*	5,882	—
San Diego County Employee Retirement Association	3,000,000	*	117,647	—
Saranac Capital Management L.P. on behalf of Citigroup Alternative Investments Diversified Arbitrage Strategies Fund Ltd.	1,206,000	*	47,294	—
Saranac Capital Management L.P. on behalf of Citigroup Alternative Investments Enhanced Arbitrage Strategies Fund	152,000	*	5,960	—
Saranac Capital Management L.P. on behalf of Citigroup Alternative Investments Market Neutral Arbitrage Fund L.P.	77,000	*	3,019	—
Saranac Capital Management L.P. on behalf of Citigroup Alternative Investments QIP Multi Strategy Arbitrage Portfolio	5,112,000	1.55%	200,470	—
Saranac Capital Management L.P. on behalf of Saranac Erisa Arbitrage LP	115,000	*	4,509	—
Sphinx Convertible Arb Fund SPC	526,000	*	20,627	—
SSI Blended Market Neutral L.P.	513,000	*	20,117	—
SSI Hedged Convertible Market Neutral L.P.	620,000	*	24,313	—
Teachers Retirement System for the City of New York	1,000,000	*	39,215	—
Teachers Retirement System of Louisiana	1,000,000	*	39,215	—
Texas County & District Retirement System	1,500,000	*	58,823	—
The TJX Companies Inc. Retirement Plan Trust	50,000	*	1,960	—
Tribeca Investments, LTD.	6,000,000	1.82%	235,294	—
University of Southern California	100,000	*	3,921	—
Van Kampen Harbor Fund	3,000,000	*	117,647	—
Viacom Inc. Pension Plan Master Trust	26,000	*	1,019	—
Wyeth Retirement Plan - US Master Trust	250,000	*	9,803	—
Zazove Convertible Arbitrage Fund, L.P.	4,980,000	1.51%	195,294	—
Zazove Hedged Convertible Fund, L.P.	2,500,000	*	98,039	—
Zazove Income Fund, L.P.	875,000	*	34,313	—

Total (3)	142,570,000	43.20%	4,438,007	502,930

*	Less than 1%

(1)	The number of conversion shares shown in the table above assumes conversion of the full amount of notes held by such holder at the initial conversion rate of 39.2157 shares per $1,000 principal amount of notes at maturity. This conversion rate is subject to certain adjustments. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the notes. Cash will be paid instead of fractional shares, if any.

(2)	Assumes all of the notes and shares of common stock issuable upon their conversion are sold in the offering.

(3)	The sum of the principal amount of debentures listed in the table and beneficially owned by the selling securityholders is less than $142,570,000 because some selling securityholders have been unavailable or have failed to accurately report their holdings to us. To the extent we become aware of additional amounts held by the selling securityholders, we will provide details in a prospectus supplement, if permitted by SEC rules. In no case will notes in an aggregate amount of more than $142,570,000 be offered or sold under this prospectus.

PLAN OF DISTRIBUTION

We will not receive any proceeds from the sale of the notes or the underlying common stock offered by this prospectus. The selling securityholders, including their donees or pledgees, may sell the notes and the underlying common stock directly to purchasers or through underwriters, broker-dealers or agents. If the notes and the underlying common stock are sold through underwriters or broker-dealers, the selling securityholder will be responsible for the underwriting discounts or commissions or agent’s commissions.

The notes and the underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

The sales may be effected in transactions in the following manner (which may involve block transactions):

•	on any national securities exchange or quotation service on which the notes or the underlying common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

From time to time, one or more of the selling securityholders may distribute, devise, gift, pledge, hypothecate or grant a security interest in some or all of the securities owned by them. Any such distributees, devisees or donees will be deemed to be selling securityholders. Any such pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling securityholders.

The aggregate proceeds to the selling securityholders from the sale of the notes or underlying common stock will be the purchase price of the notes or common stock less any discounts and commissions. A selling securityholder reserves the right to accept and, together with their agents, to reject, any proposed purchase of notes or common stock to be made directly or through agents.

The notes and underlying common stock may be sold in some states only through registered or licensed brokers or dealers. The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are underwriters within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M thereunder (or any successor rules or regulations), in connection with any offering of the notes or underlying common stock pursuant to this prospectus, and have agreed that they will not engage in any transaction in violation of such provisions.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling securityholder may not sell any notes or common stock described herein and may not transfer, devise or gift such securities by other means not described in this prospectus.

If required, the specific notes or common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

We have agreed to indemnify the selling securityholders against liabilities or to contribute to payments which they may be required to make in that respect.

In connection with sales of the notes and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the notes and the underlying common stock and deliver the notes and the underlying common stock to close out such short positions, or loan or pledge the notes and the underlying common stock to broker-dealers that in turn may sell such securities.

The notes are eligible for trading in PORTAL.

LEGAL MATTERS

Certain legal matters regarding the notes and the shares of common stock issuable upon conversion of the notes have been passed on for us by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York.

EXPERTS

The financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with the Commission, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We hereby incorporate by reference the following:

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005, filed on May 10, 2005.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed on March 14, 2005.

•	The description of our common stock contained in our Registration Statement on Form 8-A filed on July 7, 2003 (File No. 001-31740), as amended, including any amendments or reports filed for the purpose of updating such description.

In addition, all filings filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of the initial filing of this Registration Statement and prior to the termination of the offering of the securities shall be deemed to be incorporated by reference herein and part hereof from the date of filing such documents, other than information in the documents that is not deemed to be filed with the SEC. A statement contained herein or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequently filed document which is incorporated by reference herein, modifies or supersedes the statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Unless specifically stated to the contrary, none of the information that we furnish, rather than file, on any Current Report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, a registration statement on Form S-3 under the Securities Act with respect to the securities to be sold in this offering. This registration statement is a post-effective amendment to the registration statement we filed on Form S-1 (No. 333-115153). As permitted by the rules and regulations of the Commission, this prospectus omits certain information contained in the registration statement. For further information with respect to us and the securities to be sold in this offering, you should refer to the registration statement and to its exhibits and schedules. Statements contained in this prospectus regarding the contents of any agreement or other document are not necessarily complete. You should refer in each instance to the copy of the agreement filed or incorporated by reference as an exhibit to the registration statement, each such statement being qualified in all respects by the document to which it refers. We are also required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You may read the registration statement and the exhibits and schedules filed with the registration statement or any reports, statements or other information we have filed or file, at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents from the SEC upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants (including us) that file electronically with the SEC, which you may access at http://www.sec.gov. Copies of the reports and other information we have filed with the SEC are also available through our website at www.citadelbroadcasting.com or by writing or telephoning us at the following address:

Corporate Secretary

City Center West, Suite 400

7201 West Lake Mead Blvd.

Las Vegas, Nevada 89128

(702) 804-5200